FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 16TH OF NOVEMBER, 2006

                                  msystems Ltd.
                                  -------------
                  (Translation of registrant's name in English)

                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F      X                     Form 40-F
                          -----------                          ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes                                  No     X
                    -----------                         ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.


Attached hereto is the text of a press release issued on November 16, 2006, by msystems Ltd.

This Form 6-K is incorporated by reference into our registration statements on Form S-8 and Form F-3 filed with the Securities and Exchange Commission (registration no. 333-127467 and registration no. 333-126774, respectively).

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  msystems Ltd.
                                     -------------------------------------------
                                                  (Registrant)

Date:  November 16, 2006              By:   /s/  Donna Gershowitz
       -------------------------           -------------------------------------
                                                     Donna Gershowitz
                                                    VP, General Counsel




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
             ISRAELI COURT APPROVES SANDISK ACQUISITION OF MSYSTEMS

MILPITAS, California & KFAR SABA, Israel--(BUSINESS WIRE)--November 16, 2006--SanDisk(R) Corporation (NASDAQ:SNDK - News) and msystems(TM) Ltd. (NASDAQ:FLSH - News) today announced that the District Court of Tel Aviv gave its final approval for SanDisk to complete its acquisition of msystems, following msystems shareholder approval of the transaction last week.

Upon the satisfaction of all conditions precedent required to complete the transaction, SanDisk and msystems now expect the acquisition is most likely to be completed in November.

ABOUT SANDISK
SanDisk, the world's largest supplier of flash memory data storage card products, designs, manufactures and markets industry-standard, solid-state data, digital imaging and audio storage products using its patented, high density flash memory and controller technology. SanDisk is based in Milpitas, CA.

ABOUT MSYSTEMS
msystems has been transforming raw flash into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

FORWARD-LOOKING STATEMENTS
Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction and the timing thereof, are forward-looking statements as that item is defined in the federal securities laws. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain Israeli court and other approvals of the transaction on the proposed terms and schedule; the risk that the various conditions precedent to the consummation of the acquisition are not satisfied or waived; and other risks, some of which are discussed in the companies' reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies' SEC filings, including, without limitation, SanDisk's Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Qs, msystems Form 20-F for the year ended December 31, 2005 and msystems Forms 6-K. The companies' filings are available from the Securities and Exchange Commission or may be obtained on SanDisk's


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



website at www.sandisk.com and msystems website at www.msystems.com, as applicable.

SanDisk(R) is a registered trademark of SanDisk Corporation registered in the United States and other countries. msystems is a trademark of msystems Ltd.


                                      XXXX








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